Exhibit 1.02

Uroplasty, Inc.

Conflict Minerals Report
For The Year Ended December 31, 2013

This following report is the Conflict Minerals Report for Uroplasty, Inc. for the year ended December 31, 2013. This report is being filed as an exhibit to Uroplasty’s specialized report on Form SD (“Form SD”) and is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals” which are necessary to the functionality or production of their products. For purposes of this report and the Conflict Minerals Rule, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten. These requirements apply to registrants where ever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant manufactures or contracts to manufacture products that contain these conflict minerals and these conflict minerals are necessary for the functionality or production of the registrant’s products, the registrant must conduct in good faith a reasonable country of origin inquiry regarding these conflict minerals. This inquiry must be reasonably designed to determine: (i) whether any of the conflict minerals originated in the Democratic Republic of the Congo or an “adjoining country” (within the meaning of Item 1.01(d)(1) of Form SD) (the “DRC Region”), or are “conflict minerals from recycled or scrap sources” (within the meaning of Item 1.01(d)(6) of Form SD), and (ii) if such conflict minerals originated in the DRC Region, whether the conflict minerals directly or indirectly financed or benefited an “armed group” (within the meaning of Item 1.01(d)(2) of Form SD). If a product does not contain conflict minerals necessary for the functionality or production of that product that directly or indirectly finance or benefit an armed group, then the product is considered “DRC conflict free” (within the meaning of Item 1.01(d)(4) of Form SD). If, after exercising due diligence on the source and chain of custody of the conflict minerals in connection with a registrant’s reasonable country of origin inquiry, the registrant is unable to determine whether or not its products qualify as “DRC conflict free,” then the registrant must conclude that such products are “DRC conflict undeterminable” (within the meaning of Item 1.01(d)(5) of Form SD). Any registrant that manufactures or contracts to manufacture products that are “DRC conflict undeterminable” must provide a description of those products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals in those products, if known, and the efforts to determine the mine or location of origin with the greatest possible specificity, in a Conflict Minerals Report to be filed as an exhibit to Form SD.

The report presented herein is not audited as the Conflict Minerals Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the Conflict Minerals Report is not subject to an independent private sector audit.

1.	Company Overview

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a global medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our focus is the continued commercialization of our Urgent® PC Neuromodulation System, an FDA-cleared system that delivers percutaneous tibial nerve stimulation for the office-based treatment of overactive bladder. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency.

Unless the context requires otherwise, in this report, the terms “Uroplasty,” the “Company,” “we,” “us,” “our” and similar references refer to Uroplasty, Inc. and its consolidated subsidiaries.

Products, Supply Chain and RCOI Conclusion

We conducted an analysis of the materials contained in all of our products, and found that conflict minerals are necessary for the functionality of the following two of our products: UrgentPC Stimulator; and UrgentPC lead sets. The UrgentPC Stimulator is a battery powered, external pulse generator and is designed for multiple uses. The UrgentPC Stimulator is to be used only in conjunction with the UrgentPC lead set. The UrgentPC lead set (comprised of a lead wire, needle electrode and alcohol pad) transfers the electrical current from the UrgentPC Stimulator to the tibial nerve via the needle electrode.

Both of these products are outsourced and manufactured for Uroplasty by two separate suppliers. We rely on these suppliers to provide us information on the origin of the conflict minerals contained in the products they supply to us, including sources of conflict minerals that are supplied to them from lower tier suppliers.

Because these two products contain conflict minerals, and per the requirements of the new regulations, Uroplasty has performed a reasonable country of origin inquiry (“RCOI”) to determine if the “necessary conflict minerals” used originated in the covered countries or are from recycled or scrap materials. The RCOI was performed by Uroplasty included assessing the RCOI activities already performed by the two suppliers.

Based on the information received from both suppliers, we concluded that for the UrgentPC Stimulator we have no reason to believe that minerals may have originated in the covered countries. In addition for the UrgentPC lead sets we concluded that we are subject to the reporting obligations of Rule 13p-1 (“DRC conflict undeterminable”), because we have been unable to determine the origin of the conflict minerals contained in those products, or to determine whether the conflict minerals come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin.

As of the date of this report, we do not know the facilities used to process the necessary conflict minerals in our two products nor the country of origin of such conflict minerals. As a company in the medical device industry, Uroplasty is several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the DRC Region. Due to the breadth and complexity of our products and their respective supply chains, Uroplasty believes it will take additional time for many of its suppliers to verify the origin of the necessary conflict minerals in our products. Uroplasty intends to continue its due diligence on the source and custody of the necessary conflict minerals in its products.

Conflicts Minerals Policy Statement

Uroplasty is committed to ensure that conflict minerals contained in our products are sourced with due respect for human rights, the need to avoid contributing to conflict, and the desire to support development through our supply chain practices.

At the same time, Uroplasty does not ban the use of conflict minerals that originate in conflict-affected and high-risk areas when they are sourced in accordance with existing international standards. Avoiding the sourcing of all conflict minerals from these areas would cause a de facto embargo with serious adverse impact on the living conditions of local populations.

Uroplasty has established a conflict minerals compliance program that is designed to follow the framework established by The Organization for Economic Co-operation and Development (the “OECD”) for providing sourcing expectations to our suppliers, and meeting the sourcing expectations of our customers, regulators and stakeholders. The conflict minerals policy statement is publicly available under the “Investors-Corporate Governance-Conflict Minerals” section of Uroplasty’s corporate website at www.uroplasty.com. We intend to communicate this policy to all of our suppliers.

2.	Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

Management Systems

Internal Team
Uroplasty has established a management system for conflict minerals. Our management system includes a Conflict Minerals Taskforce (the “CM Taskforce”), sponsored by our Chief Financial Officer as well as executive level representation and team members from relevant functions such as Manufacturing, Quality and Engineering. The CM Taskforce is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President of Manufacturing who acts as the executive conflict minerals program manager. Senior management is briefed about our due diligence efforts on a regular basis.

Control Systems
As Uroplasty outsources the manufacturing of the products containing conflict minerals to two suppliers, we request and encourage those suppliers to engage in industry-wide initiatives, such as the Electronics Industry Citizenship Coalition – Global e-Sustainability Initiative’s (“EICC-GeSI”), Conflict Free Sourcing Initiative (“CFSI”), the ITRI Tin Supply Chain Initiative and the Public Private Alliance for Responsible Minerals Trade. Initiatives like those will aid in the transparency of the conflict minerals in the supply chain.

Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, we are in the process of creating communication mechanisms for supplier sourcing expectations to be in-line with our conflict minerals policy. The expectation will be to require suppliers to provide information about the source of conflict minerals and to commit to being or becoming a “DRC conflict-free” supplier, and to participate in industry-wide initiatives to provide better information on the supply chain transparency regarding conflict minerals and their sources, and ultimately thrive to a supply chain that is proven “DRC conflict free”.

Grievance Mechanism
Uroplasty has a grievance mechanism whereby employees and suppliers can report violations of Uroplasty’s policies, including its Conflict Minerals Policy. Identified issues pertaining to the Conflict Minerals Policy can be reported to the VP of Manufacturing who functions as the program manager for the CM Taskforce. It is the responsibility of the VP of Manufacturing to ensure that any issues raised are addressed by the CM Taskforce and that senior management is briefed by the CM task force on a regular basis. The grievance mechanism is publicly available under the “Investors-Corporate Governance-Conflict Minerals” section of Uroplasty’s corporate website at www.uroplasty.com.

Maintain Records
Uroplasty has established and implemented a system to retain all relevant information related to its due diligence process to ensure that such information obtained by Uroplasty in connection with its conflict minerals due diligence is documented, readily available and accessible by appropriate Uroplasty personnel and retained for future use.

Identify and Assess Risk in the Supply Chain

As a result of our size, the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified six direct suppliers for all of our products. Of those six suppliers, two of such suppliers supply products that contain conflict minerals, and are therefore within the scope of our RCOI. Both of these two suppliers that are within the scope of the RCOI have responded to our request for information on the sources of the conflict minerals by means of a CFSI Reporting Template (the “Template”). We have relied on these responses to provide us with information about the source of the conflict minerals contained in the products supplied to us. Both these direct suppliers are similarly reliant upon information provided by their suppliers. Both of the suppliers are also SEC registrants and subject to the Conflict Minerals Rule.

Design and Implement a Strategy to Respond to Risks

Uroplasty intends to work with the two suppliers that provide the two Uroplasty products which contain the conflict minerals to move them towards becoming and/or maintaining the status of “DRC conflict free” suppliers. Currently one of the two suppliers states to be “DRC conflict free” and has policies in place to remain “DRC conflict free.” The time frame for the other supplier to move towards “DRC conflict free” will be dependent on the ability to receive conflict minerals source information from its complete supply chain to confirm the origin of the conflict minerals and the availability of alternative suppliers. As of the date of this report, we have found no reason to terminate a contract or find a replacement supplier.

Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Uroplasty does not have a direct relationship with the conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the conflict minerals. However, we rely upon our suppliers and their participation in industry efforts such as CFSI to influence smelters and refiners to get audited and certified through CFSI’s CFS Program.

Report on Supply Chain Due Diligence

Uroplasty uses this report as the mechanism to report on the supply chain due diligence. This report is also publicly available under the “Investors-Corporate Governance-Conflict Minerals” section of Uroplasty’s corporate website at www.uroplasty.com.

3.	Due Diligence Results

Request Information

We requested information from both of our direct suppliers that are within the scope of the RCOI regarding the origin of the conflict minerals used in the supplied products. Both suppliers have conducted surveys using the Template developed by the EICC-GeSI. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

Both of our two direct suppliers of our two products that contain conflict minerals responded and provided information on their ROIC and due diligence by supplying information using the Template.

Based on the Template review of our direct supplier who supplies our UrgentPC Stimulator product, there is no indication that their supplied product contains minerals from conflict mines or smelters in DRC Region. As a result of the above due diligence, Uroplasty has no reason to believe that the conflict minerals contained in our UrgentPC Stimulator product may have originated in the DRC Region.

Based on the Template review of the supplier of our UrgentPC lead sets product, it is uncertain or unknown if the conflict minerals contained in our product may have originated in the DRC Region. As a result of that due diligence, Uroplasty has concluded in good faith that the conflict minerals contained in our UrgentPC lead sets product are “DRC conflict undeterminable”.

Efforts to determine mine location of origin

As Uroplasty relies on its two direct suppliers of our two products that contain conflict minerals, who both have an OECD due diligence program in place, and provide information using the Template, we have determined that seeking information about conflict minerals smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the conflict minerals in our supply chain.

Smelters or Refiners
As a result of the due diligence efforts by our two direct suppliers of products that contain conflict minerals, the following smelters or refiners have been identified by the supplier of our UrgentPC lead set product. However, it was uncertain or unknown as whether or not the minerals procured from these smelter or refiners originate from the DRC Region.

Metal	Smelter Name	Country
Gold	Asahi Pretec Corp	JAPAN
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	Matsuda Sangyo Co. Ltd	JAPAN
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN
Gold	Japan Mint	JAPAN
Gold	JX Nippon Mining & Metals Co., Ltd	JAPAN
Gold	Mistubishi Materials Corporation	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN
Gold	Tokuriki Honten Co., Ltd	JAPAN
Gold	Dowa	JAPAN
Gold	Johnson Matthey Inc.	UNITED STATES
Gold	Xstrata Canada Corporation	CANADA
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold	Heraeus Ltd Hong Kong	HONG KONG
Gold	The Refinery of Shandong Gold Mining Co., Ltd	CHINA
Tin	Metallo Chimique	BELGIUM
Tin	Minsur	PERU
Tin	PT Timah	INDONESIA
Tin	Thaisarco	THAILAND
Tin	EM Vinto	BOLIVIA
Tin	PT Koba Tin	INDONESIA
Tin	CV DS Jaya Abadi	INDONESIA
Tin	Yunnan Chengfeng	CHINA
Tin	PT Tambang Timah	INDONESIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	Malaysia Smelting Corp	MALAYSIA
Tin	Yunnan Tin Company Limited	CHINA
Tin	OMSA	BOLIVIA
Tin	PT Bangka Kudai Tin	INDONESIA

4.	Steps to be Taken to Mitigate Risk

Since December 31, 2013, Uroplasty has taken or intends to take the following steps to improve its due diligence process and to further mitigate any risk that the necessary conflict minerals on our two products could benefit armed groups in the DRC Region:

-	Continue our due diligence efforts with direct suppliers.
-	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
-	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
-	Engage any of our suppliers found to be supplying conflict minerals from sources that support conflict in the DRC Region to establish an alternative source of conflict minerals that does not support such conflict.